April 18, 2012

VIA EDGAR

Attention:  Filing Desk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:                                        Aberdeen Funds (the “Trust”) (File Numbers 333-146680 and 811-22132)

Ladies and Gentlemen:

Pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (“1940 Act”), enclosed for filing on behalf of the Trust please find:  (i) a copy of the Trust’s Registered Management Investment Company Bond numbered 08879111B (the “Fidelity Bond”), and (ii) a copy of the resolutions adopted by the members of the Board of Trustees of the Trust (including a majority of those who are not “interested persons” of the Funds as defined in the 1940 Act), approving the form and amount of the Fidelity Bond in a form and in an amount which is consistent with Rule 17g-1(d) under the 1940 Act.  The term of the Bond was extended to 61 days subsequent to the Board’s approval on March 7, 2012, following a determination by the officers of the Trust, and upon advice by counsel and notice to the Board of Trustees.

Premiums have been paid for the Fidelity Bond period from March 14, 2012 to May 12, 2012. The Fidelity Bond is written for $2,500,000 of coverage.

Sincerely,

/s/ Alan Goodson
Alan Goodson
Vice President

Enclosures

Approval of Fidelity Bond

WHEREAS, the Board including all of the Trustees who are Independent Trustees, has determined that the Trust on behalf of the Funds should obtain fidelity bond coverage in an amount sufficient to cover the minimum legal requirements pertinent to the Funds as required by the 1940 Act; and

WHEREAS, the Board in making such determination, has considered various factors including, but not limited to, the nature of the entity writing the fidelity bond coverage, the amount of the bond and premium therefore;

NOW, THEREFORE, BE IT RESOLVED, that the Board, including all of the Trustees who are interested persons of the Funds, has considered all relevant factors relating to the participation of the Funds, including, among other things, the expected value of the aggregate assets of the Funds, the type and terms of the arrangements made for the custody and safekeeping of such assets and the nature of the securities in which the Funds will invest; and it is further

RESOLVED, that the fidelity bond issued by ICI Mutual Insurance Company, for coverage for the Funds in the amount of $2,500,000, for a 30-day period, subject to such changes as the Fund’s officers, with the advice of Fund counsel, may approve, will provide adequate coverage for the Funds and such Fidelity Bond be, and hereby is, approved by the Board of Trustees including all of the Trustees who are Independent Trustees; and it is further

RESOLVED, that the Secretary of the Trust or any other appropriate officer be, and hereby is, authorized, empowered and directed to make such filings with the SEC as may be required from time to time pursuant to Rules under the 1940 Act.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 9

INSURED		BOND NUMBER

Aberdeen Funds		08879111B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

March 14, 2012	March 10, 2011 to March 14, 2012	/S/ Joseph R. Costello

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the expiration date of the Bond Period set forth in Item 2 of the Declarations is hereby amended to be

12:01 a.m. on May 14, 2012

Standard Time at the Principal Address as set forth in Item 1 of the Declarations.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN9.0-01 (10/08)